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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Executions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S LaSalle St., Suite 3900
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike McNamara (312) 291-2765
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Drive, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

We, Michael McNamara and Allen Greenberg, affirm that, to the best of our knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Executions, LLC (a wholly-owned subsidiary of MH II, LLC), as of December 31, 2018, are true and correct. We further affirm, that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.



Michael McNamara
Chief Executive Officer/FINOP



Allen Greenberg
Chief Operating Officer



Notary Public


OFFICIAL SEAL
ANGELA D LUCAS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/03/21

MATRIX EXECUTIONS, LLC

(A wholly-owned subsidiary of MH II, LLC)

Table of Contents


FGMK
Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Matrix Executions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Matrix Executions, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 27, 2019

MATRIX EXECUTIONS, LLC

(A wholly-owned subsidiary of MH II, LLC)

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	3,465,634
Cash restricted or segregated		20,000
Receivables from broker-dealers, net		1,213,347
Receivables from non broker-dealers, net		193,294
Due from affiliates		63,177
Premises and equipment, net		53,161
Other assets		80,254
Total assets	$	5,088,867

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	515,346
Accrued compensation and benefits		67,979
Payables to broker-dealers		17,018
Due to affiliates		599,229
Total liabilities		1,199,572
Member's equity		3,889,295
Total liabilities and member's equity	$	5,088,867

The accompanying notes are an integral part of this statement

MATRIX EXECUTIONS, LLC

(A wholly-owned subsidiary of MH II, LLC)

Notes to Financial Statement

December 31, 2018

(1) Organization and Basis of Presentation

Matrix Executions, LLC, formerly ITG Derivatives LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is an Illinois Limited Liability Company and is wholly-owned and managed by MH II LLC (the "Parent").

In September 2017, the Parent signed a definitive agreement with Option Technology Solutions LLC ("OpTech") to form Matrix Holdings Group ("MHG"), a newly established derivatives execution and technology business focused on sell-side clients, professional traders and select hedge funds. The transaction closed and the venture launched on February 16, 2018, following the receipt of required regulatory approvals and satisfaction of other customary closing conditions. Upon closing of the venture, the Company's name was changed to Matrix Executions, LLC.

The Company is engaged in a single line of business as a direct-access securities broker that specializes in multi-asset class electronic trade execution services and provides connectivity to various destinations including securities and futures exchanges and electronic communications networks.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. However, the Company may at times receive cash from customers that may not be identified and as such has set up a segregated account to separate those funds. As of December 31, 2018, the Company has $20,000 held in a segregated account and does not have custody of any customer funds.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty. Accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This standard provides companies with a single five step revenue recognition model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry specific revenue guidance.

The core principle of the model is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires significant additional qualitative and quantitative disclosures describing the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers, along with detailed information regarding the nature of the Company's performance obligations and contracts and the timing of recognition and payment, among other items. The amended guidance, herein referred to as Topic 606, is effective for annual and interim reporting periods beginning after December 15, 2017. Effective January 1, 2018, the Company adopted Topic 606 which did not have a material impact on the Company's financial statements. The Company applied the modified retrospective method for adoption which did not result in a material cumulative adjustment to member's equity as of January 1, 2018.

Reported financial results for historic periods have not been adjusted and continue to be reported under accounting standards in effect for those periods.

In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).* The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU is the same as the effective date for ASU 2014-09. Effective January 1, 2018, the Company adopted this amendment with a material impact on the Company's financial statements. Prior to the adoption, revenue was reported on a gross basis and following the adoption, 2018 revenue is reported on a net basis.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers includes commissions and fee revenues on transactions in securities and related expenses which are recorded on a trade date basis. The Company's commissions and fee revenue are derived primarily from customer use of the Company's trade execution services and represents commissions and fees earned on the execution of equities, equity options contracts and futures contracts. Fees earned from affiliates represent management fees earned (see Note 6, *Related Party Transactions*).

Interest, dividends and other revenue primarily consists of income earned in conjunction with the Company's cash management activities, market gains/losses resulting from temporary positions in securities assumed in the normal course of the Company's agency trading business, fees earned from customers for providing infrastructural and operational support, and fees generated for hosting customer servers.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Securities Transactions

Commissions are earned on a per-transaction basis and are derived from (i) trade execution services, (ii) rebate payments related to option contract executions at various exchanges and (iii) commission sharing arrangements. Commission revenues and related expenses for all securities transactions are recorded on a trade date basis.

Receivables from broker-dealers, net include amounts receivable for commissions and fees earned, and deposits with clearing brokers. Payables to broker-dealers primarily represent execution cost payables and revenues related to commission sharing agreements.

Receivables from non-broker dealers, net include amounts receivable for commissions and fees earned.

All securities transactions are cleared through other clearing brokers.

Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed Federal Depository Insurance Corporation limits.

Cash Restricted or Segregated

Restricted cash represents $20,000 the Company has restricted for the purpose of covering any event which results in the Company having custody of customer funds. As of December 31, 2018, the Company has no custody of any customer funds.

Premises and Equipment

Premises and equipment are recorded at cost, net of accumulated depreciation, and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are recorded at cost and are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term. No impairment was deemed necessary in 2018.

Due to/from Affiliates

Amounts due to/from affiliates are unsecured, non-interest bearing and due on demand.

Income Taxes

The Company is a single member limited liability corporation and is not a taxable entity for income tax purposes. The Company does not have a tax sharing agreement with the Parent and is under no obligation to make distributions to its Parent with respect to taxes. Such taxes are the liability of the individual member (Parent) and the amounts thereof will vary depending on the individual situation of the member. Accordingly, there is no provision for income taxes in the accompanying financial statements.

Recent Accounting Pronouncements

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): *Restricted cash.* The amendments in this ASU require that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company adopted this standard effective January 1, 2018, and the adoption resulted in the inclusion of restricted cash as ending cash in the statement of cash flows.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of certain cash receipts and cash payments.* The amendments in this ASU provide specific guidance for eight specific cash flow classification issues, with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows. These amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company adopted this standard effective January 1, 2018 with no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842).* ASU No. 2016-02 includes a lessee accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities for leases with lease terms of greater than 12 months while leases with terms of less than 12 months are exempt from the new standard. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a financing or operating lease. The standard requires disclosures enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The disclosures also require both qualitative and quantitative information to supplement the amounts recorded in the financial

statements. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early adoption permitted. Management is currently evaluating this standard.

(3) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2018.

	Receivables from	Payables to
Broker-dealers	$ 601,215	$ 17,018
Clearing organizations	617,648	-
Allowance for doubtful accounts	(5,516)	-
Total	$ 1,213,347	$ 17,018

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables. There were no write-offs against the allowance for the year ended December 31, 2018.

(4) Receivables from and Payables to Non Broker-Dealers

The following is a summary of receivables from and payables to non broker-dealers as of December 31, 2018. The Company did not have payables to non broker-dealers as of December 31, 2018.

	Receivables from
Non broker-dealers	$ 326,143
Allowance for doubtful accounts	(132,849)
Total	$ 193,294

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables. There were no write-offs against the allowance for the year ended December 31, 2018.

(5) Employee Benefit and Stock Plans

Equity Plans

The Company's employees previously participated in the prior parent's 2007 Omnibus Equity Compensation Plan and Variable Compensation Stock Unit Aware Program Subplan. Participation in these plans terminated in February 2018 and no awards were granted under these plans in 2018.

The Company participates under the MHG Equity Incentive Program that was approved by the MHG's members and became effective on February 16, 2018.

Under the MHG Plan, the Parent is permitted to grant participants Class B Units and thereby become Class B Members. 1,025,000 units were granted under the Plan in 2018. The fair value of these awarded units was estimated to be $0.

Employee Benefit Plans

The Company's employees previously participated in the prior parent's Investment Technology Group, Inc.'s Retirement Savings Plan and ITG Employee Stock Purchase Plan. Participation in these plans terminated in February 2018.

All U.S. employees of the Company are eligible to participate in the Matrix Group 401k Plan. The Company maintains a savings plan that is qualified under Section 401(k) of the Internal Revenue Code. Employees are eligible to join the plan thirty days after the commencement of their employment. Under this plan, employees may contribute a percentage of eligible compensation on both a pre-tax and after-tax basis. The Company generally matches a percentage of a participating employee's pre-tax contributions capped at 4%.

(6) Related Party Transactions

Pursuant to a services agreement with a related party under common ownership ("ITG"), the Company reimburses ITG for providing administrative and support services to the Company. These services include, but are not limited to internal accounting, payroll, legal and other miscellaneous services. In addition, the Company provides office space, as well as administrative and support services to certain employees of ITG. This agreement terminated effective February 17, 2018. There are no amounts due as of December 31, 2018.

Pursuant to the terms of a brokerage agreement, the Company generated revenue for the execution equity option transactions from clients that were introduced by ITG. In addition, the Company paid ITG commissions for equities transactions executed for the Company by ITG. The Company has a related outstanding payable of $593,157 on December 31, 2018, which is classified as due to affiliates on the statement of financial condition.

The Company and a related party under common ownership ("MHG") operate under a common corporate insurance policy. MHG charges the Company the portion of expense attributable to the Company. The Company has a related outstanding payable of $6,072 on December 31, 2018, which is classified as due to affiliates on the statement of financial condition.

Pursuant to a services agreement with a related party under common ownership ("SSI"), the Company provided office space, administrative, and support services to certain employees of this affiliate. This agreement terminated effective February 17, 2018. There are no amounts due as of December 31, 2018.

Pursuant to services agreement with a related party under common ownership ("Analytics") the Company provided office space, administrative, and support services to certain employees of this affiliate. This agreement terminated effective February 17, 2018. There are no amounts due as of December 31, 2018.

The Company and Matrix Technologies L.L.C. ("MT"), a wholly owned subsidiary of the Parent, operate under a common group insurance policy. The Company charges MT the portion of expense attributable to MT. The Company has a related outstanding receivable of $63,177 on December 31, 2018, which is classified as due from affiliates on the statement of financial condition.

Pursuant to services agreement with a related party under common ownership ("SC"), SC provides administrative, technical and office services to the Company. There are no amounts due as of December 31, 2018.

(7) Commitments and Contingencies

The lease agreement covering the Company's primary office space is held by SC. The lease requires monthly payments of approximately $5,500 and is scheduled to expire on April 30, 2022. There are no amounts due as of December 31, 2018. At December 31, 2018, the future minimum annual lease obligations, inclusive of additional estimated payments that may be required for certain increases in operating costs, were as follows:

Year Ending December 31,		Amount
2019	$	65,576
2020		66,588
2021		67,604
2022		22,648
Total	$	222,416

The Company is not a party to any pending legal proceedings. From time to time, the Company is involved in investigations and other proceedings by government agencies and self-regulatory organizations regarding its businesses. Such investigations and other proceedings may result in judgments, settlements, fines, penalties, injunctions or other relief. At the current time, management does not believe any of these matters will have a material effect on the Company's financial position or future results of operations.

(8) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's financial statements. It is also the Company's policy to review, as necessary. the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, receivables from broker-dealers, net and receivables from non-broker-dealer, net. Cash is deposited with a major U.S. banking financial institution.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and is an introducing broker subject to the CFTC Minimum Capital Requirement (CFTC Regulation 1.17). Under these rules, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2018, the Company had net capital of $2,804,318, which was $2,704,318 in excess of required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.

(10) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued. The following material event has occurred:

In November 2018, Simplex Holdings, LLC (fka Mishkin Anderson and Gray Securities, LLC) entered into an agreement with the Parent's members to purchase 51% of the Parent. This transaction closed on January 31, 2019.